Exhibit 12.1

Apollo Commercial Real Estate Finance, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(in thousands)

	For the period September 29, 2009 (commencement of operations) to December 31, 2009		For the year ended December 31, 2010	For the three months ended March 31, 2011
Fixed charges
Interest-expensed	$101		$10,198	$3,358
Interest-capitalized	—		3,380	—
Interest-capitalized TALF	256		357	—

Total fixed charges	358		13,934	3,585
Preferred stock dividends	—		—	—
Earnings
Net income before taxes	(2,172)		10,999	5,180

Add:
Fixed charges	358		13,934	3,585
Amortization capitalized interest	2		1,173	359

Less:
Interest capitalized	(256)		(3,737)	—

Earnings (loss) as adjusted	$(2,069)		$22,370	$9,124

Ratio of earnings to fixed charges	(5.79x	)(1)	1.61x	2.54x
Ratio of earnings to fixed charges and preferred stock dividends	(5.79x	)(1)	1.61x	2.54x

(1)	The coverage deficiency for total fixed charges for this period was approximately $2,400 to arrive at a one-to-one ratio.